FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - March 2023 Earnings presentation (Supplementary information)

Q1’23 Earnings presentation v080323pm Earnings presentation: Supplementary information — Q1’23 25 April 2023

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non- IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023, as well as the section “Alternative performance measures” of the Banco Santander, S.A. (Santander) Q1 2023 Financial Report, published on 25 April 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor, save as expressly indicated under ‘Auditors’ review’, reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 Important information The following important factors (and others described elsewhere in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (9) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

5 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios Liquidity Balance Sheet Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. (2) UK: Ring-fenced bank; Spain: since Dec-22 Banco Santander, S.A. standalone. (3) 12 month average, provisional data. ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances € bn, Mar-23 Equity and other liabilitiesFinancial assets 318 44 89 155 1,041 194 56 999 1,448 1,448 Assets Liabilities Net Stable Funding Ratio (NSFR) Mar-23 Dec-22 Spain2 139% 147% UK2 156% 157% Portugal 132% 132% Poland 187% 178% US 135% 125% Mexico 205% 197% Brazil 126% 127% Chile 185% 189% Argentina 231% 235% SCF 264% 241% Group 152% 152% Dec-22 121% 116% 109% 112% 117% 195% 137% 116% 146% 109% 120% 1 HQLAs3 HQLAs Level 1 295.1 HQLAs Level 2 8.8 o/w Level 2A 3.9 o/w Level 2B 4.9 Liquidity Coverage Ratio (LCR) €304bn

6 Diversified bond portfolio represents just 6% of total assets Bond portfolio %, Mar-23 ALCO IRRBB €81bn Liquidity portfolio €30bn €111bn €111bn o/w HTC €60bn SCF 7% Spain 20% UK 4% Poland 10% Portugal 2%USA 14% Mexico 16% Brazil 11% Chile 11% Other South America 5%

7 Conservative and decentralized liquidity and funding model (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes Banco Santander, S.A. and Santander International Products PLC. Note: preference shares also includes other AT1 instruments. Spain2 UK DCB Chile USA Other Very manageable maturity profile€17bn1 issued in public markets in Q1’23 € bn, Mar-23, Average exchange rates 4.0 6.5 1.7 1.2 0.5 0.1 0.9 0.3 0.6 0.4 0.4 6.3 7.9 2.5 0.0 0.0 Covered bonds Senior Senior non- preferred Preference shares Sub debt € bn, Mar-23 Covered Bonds Senior Non- Preferred Senior Other 2023 2024 2025 2026 >2027 2.2 7.7 4.6 9.9 9.1 15.9 3.2 2.7 9.2 8.5 12.5 16.8 5.9 18.6 14.5 9.1 3.0 15.2 0.6 - 3.4 2.6 1.2 17.9 2027 • Covered bonds include the first ECA covered bond placed in market (€0.5bn by Banco Santander, S.A) • Other includes issuances in Brazil, Mexico and Poland

8 2023 funding plan and 2023 YTD issuances Execution of 2023 funding plan  Continue fulfilling the 1.5% AT1 and 2% T2 buffers subject to RWA growth.  MREL & TLAC ratios above regulatory requirements.  Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers.  Frontloading of issuances in the first quarter of the year, having issued 55% of the funding plan, particularly focused on liquidity issuances. € bn, Mar-23 1 Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A 0.5 - 1.5 - 9-10 6.1 6-7 4.0 15.5 - 18.5 10.1 UK - - 3-4 1.2 5-6 1.7 8-10 2.9 SCF - - 2-4 0.5 - - 2-4 0.5 SHUSA - - 1-2 1.1 - - 1-2 1.1 TOTAL 0.5 - 1.5 - 15 - 20 8.9 11-13 5.7 26.5 - 34.5 14.6 Hybrids SNP + Senior Covered Bonds TOTAL Banco Santander, S.A.’s 2023 funding plan contemplates the following: Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Mar-23
13.26%
T2
2.40%
AT1
1.80%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.89%
Pillar 1
4.50%
+263bps
+284bps
+319bps
CCyB,[1]
0.18%
15.89%
2.19%
T2
1.44%
AT1
12.26%
CET1
Regulatory Requirement 2023
Group ratios Mar-23

- The minimum CET1 to be maintained by the Group is 9.07%
- As of Mar-23, the distance to the MDA is 263bps[2] and the CET1 management buffer is 319bps

Assumed capital requirements (fully-loaded)**



Mar-23
13.26%
T2
2.40%
AT1
1.80%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.89%
Pillar 1
4.50%
+254bps
+279bps
+314bps
CCyB,[1]
0.18%
15.81%
2.15%
1.44%
12.21%
>15%
2.00%
T2
1.50%
AT1
11-12%
CET1
Assumed regulatory requirement 2023
Group ratios Mar-23
Medium-term target ratios

- AT1 and T2 ratios are planned to be close to 1.5% and 2% of RWAs respectively

Santander

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

** Fully-loaded CRR and fully-loaded IFRS 9.

(1) Countercyclical buffer as of Dec-22.

(2) MDA trigger = 3.19% - 0.35% - 0.21% = 2.63% (35bps of AT1 shortfall and 21bps of T2 shortfall are covered with CET1).

9

10 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. Note: Figures applying the IFRS 9 transitional arrangements. Provisional data. (1) TLAC RWAs are €292bn and leverage exposure (LE) is €802bn. MREL RWAs are €383bn and leverage exposure is €867bn. (2) MREL Requirement based on RWAs from Jan-24: 30.32% + Combined Buffer Requirement (CBR). 29.0% 13.2% 3.7% 6.7% 4.2% 39.4% 17.4% % RWAs % LE MREL Mar-23(e)TLAC Mar-23(e) €25.6bn €36.2bn % and € bn Req. 32.7% 669bps 417bps Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt % Req. 21.7% €5.2bn €14.5bnDistance to M-MDA 178bps 181bps 18.0% 6.8% 3.7% 1.8% 1.8% 23.5% 8.6% % RWAs % LE 74.6 8.0 9.7 3.3 27.5 27.4 150.6 MREL instruments

11 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

12 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Europe 2.09 2.23 2.46 2.87 3.45 Spain 1.72 1.77 1.96 2.46 3.31 United Kingdom 2.25 2.33 2.46 2.71 2.94 Portugal 1.46 1.48 1.69 2.37 3.33 Poland 4.64 6.22 7.28 7.64 8.26 North America 7.32 7.62 8.13 8.75 9.46 US 6.25 6.39 6.89 7.35 7.88 Mexico 10.42 11.07 11.81 12.80 13.72 South America 12.91 14.72 14.60 13.94 14.04 Brazil 14.36 14.89 14.83 14.90 15.16 Chile 10.04 14.44 13.35 11.70 9.84 Argentina 24.39 28.80 34.39 37.44 40.29 Digital Consumer Bank 4.02 4.00 4.02 4.28 4.72 Yield on loans (%)

13 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Europe 0.08 0.14 0.25 0.53 0.81 Spain 0.05 0.05 0.09 0.22 0.53 United Kingdom 0.12 0.21 0.35 0.79 1.10 Portugal 0.01 0.02 0.02 0.04 0.14 Poland 0.16 0.49 1.00 1.58 1.75 North America 0.73 0.88 1.22 1.87 2.68 US 0.09 0.22 0.50 1.07 1.67 Mexico 2.39 2.58 3.08 3.91 4.98 South America 5.21 6.57 8.13 8.20 9.10 Brazil 6.12 7.19 8.49 8.60 8.99 Chile 1.70 3.12 4.39 4.79 4.82 Argentina 13.62 17.65 22.86 28.10 29.55 Digital Consumer Bank 0.22 0.26 0.39 0.71 1.05 Cost of deposits (%)

14 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

15 Exposure ¹ Coverage Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Stage 1 967 998 1,030 1,004 1,005 0.5% 0.5% 0.5% 0.4% 0.4% Stage 2 68 66 70 69 72 8.0% 8.5% 7.7% 7.7% 7.4% Stage 3 36 34 36 35 34 41.0% 40.1% 41.0% 40.8% 40.1% Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 22 bn in March 2022, EUR 23 bn in June 2022, EUR 21 bn in September 2022, EUR 16 bn in December 2022 and EUR 17 bn in March 2023).

16 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Europe 3.01 2.63 2.58 2.37 2.35 Spain 4.47 3.83 3.69 3.27 3.19 United Kingdom 1.42 1.17 1.16 1.21 1.27 Portugal 3.42 3.33 3.03 2.99 3.05 Poland 3.50 3.45 3.63 3.80 3.66 North America 2.83 2.71 2.79 3.03 2.95 US 2.75 2.64 2.92 3.25 3.13 Mexico 3.09 2.95 2.34 2.32 2.39 South America 5.05 5.39 5.54 6.20 5.99 Brazil 5.68 6.34 6.63 7.57 7.34 Chile 4.70 4.70 4.63 4.99 4.75 Argentina 3.21 2.48 2.13 2.08 2.08 Digital Consumer Bank 2.27 2.22 2.20 2.06 2.05 TOTAL GROUP 3.26 3.05 3.08 3.08 3.05 NPL ratio (%)

17 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Europe 49.1 50.2 49.7 51.8 51.2 Spain 50.4 49.4 49.3 51.0 50.2 United Kingdom 26.1 32.9 32.4 33.8 33.1 Portugal 72.8 74.3 76.3 79.3 80.3 Poland 78.5 76.0 74.8 74.0 75.2 North America 110.5 111.4 102.7 93.3 94.9 US 122.2 121.0 102.8 90.3 91.5 Mexico 79.5 84.1 102.7 106.6 108.5 South America 92.2 86.9 84.7 76.0 76.3 Brazil 101.1 92.3 89.2 79.5 79.5 Chile 60.7 60.4 60.3 56.3 59.2 Argentina 161.7 171.1 179.0 180.4 169.4 Digital Consumer Bank 99.4 97.4 95.6 92.8 93.5 TOTAL GROUP 69.5 70.6 69.7 67.5 67.9 NPL coverage ratio (%)

18 Spain, 19.6% UK, 4.6% Portugal, 4.3% Poland, 4.0% Other Europe, 0.1% US, 17.7% Mexico, 5.3% Brazil, 26.2% Chile, 6.1% Argentina, 0.9% Other South America, 0.9% Digital Consumer Bank, 10.4% Spain, 27.2% UK, 9.6% Portugal, 3.7% Poland, 3.7% Other Europe, 0.0% US, 13.5% Mexico, 3.4% Brazil, 22.9% Chile, 7.2% Argentina, 0.4% Other South America, 0.6% Digital Consumer Bank, 7.8% Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. March 2023

19 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Europe 0.37 0.37 0.36 0.39 0.42 Spain 0.88 0.79 0.71 0.61 0.62 United Kingdom (0.08) (0.02) 0.02 0.12 0.12 Portugal 0.03 (0.05) (0.12) 0.04 0.06 Poland 0.65 0.95 1.07 1.43 1.71 North America 0.93 1.09 1.12 1.49 1.62 US 0.49 0.78 0.87 1.35 1.52 Mexico 2.22 2.05 1.86 1.95 1.98 South America 2.73 2.97 3.11 3.32 3.39 Brazil 3.94 4.26 4.46 4.79 4.84 Chile 0.83 0.89 0.87 0.93 0.95 Argentina 3.31 3.07 2.88 2.91 2.97 Digital Consumer Bank 0.44 0.44 0.43 0.45 0.48 TOTAL GROUP 0.77 0.83 0.86 0.99 1.05 Cost of risk (%) NOTE: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.

20 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

21 GRUPO SANTANDER (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 8,855 9,554 10,051 10,159 10,185 +0.3% 8,855 10,185 +15.0% Net fee income 2,812 3,040 3,015 2,923 3,043 +4.1% 2,812 3,043 +8.2% Gains (losses) on financial transactions and other 638 221 443 443 707 +59.6% 638 707 +10.8% Total revenue 12,305 12,815 13,509 13,525 13,935 +3.0% 12,305 13,935 +13.2% Operating expenses (5,535) (5,900) (6,160) (6,308) (6,145) -2.6% (5,535) (6,145) +11.0% Net operating income 6,770 6,915 7,349 7,217 7,790 +7.9% 6,770 7,790 +15.1% Net loan-loss provisions (2,101) (2,634) (2,756) (3,018) (2,873) -4.8% (2,101) (2,873) +36.7% Other gains (losses) and provisions (498) (537) (747) (710) (822) +15.8% (498) (822) +65.1% Profit before tax 4,171 3,744 3,846 3,489 4,095 +17.4% 4,171 4,095 -1.8% Consolidated profit 2,869 2,672 2,682 2,541 2,865 +12.8% 2,869 2,865 -0.1% Attributable profit 2,543 2,351 2,422 2,289 2,571 +12.3% 2,543 2,571 +1.1%

22 GRUPO SANTANDER (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 8,938 9,231 9,638 10,191 10,185 -0.1% 8,938 10,185 +13.9% Net fee income 2,840 2,947 2,914 2,959 3,043 +2.8% 2,840 3,043 +7.2% Gains (losses) on financial transactions and other 680 255 480 373 707 +89.8% 680 707 +3.9% Total revenue 12,458 12,433 13,033 13,523 13,935 +3.1% 12,458 13,935 +11.9% Operating expenses (5,552) (5,732) (5,946) (6,357) (6,145) -3.3% (5,552) (6,145) +10.7% Net operating income 6,907 6,702 7,087 7,166 7,790 +8.7% 6,907 7,790 +12.8% Net loan-loss provisions (2,162) (2,570) (2,669) (2,975) (2,873) -3.4% (2,162) (2,873) +32.9% Other gains (losses) and provisions (486) (500) (716) (720) (822) +14.2% (486) (822) +69.1% Profit before tax 4,259 3,631 3,701 3,471 4,095 +18.0% 4,259 4,095 -3.8% Consolidated profit 2,928 2,592 2,586 2,532 2,865 +13.2% 2,928 2,865 -2.1% Attributable profit 2,596 2,273 2,324 2,278 2,571 +12.9% 2,596 2,571 -1.0%

23 Europe (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 2,839 2,981 3,179 3,567 3,597 +0.8% 2,839 3,597 +26.7% Net fee income 1,154 1,162 1,125 1,051 1,168 +11.1% 1,154 1,168 +1.2% Gains (losses) on financial transactions and other 312 134 388 139 406 +192.9% 312 406 +30.0% Total revenue 4,305 4,276 4,692 4,757 5,171 +8.7% 4,305 5,171 +20.1% Operating expenses (2,060) (2,104) (2,132) (2,227) (2,167) -2.7% (2,060) (2,167) +5.2% Net operating income 2,245 2,172 2,559 2,530 3,004 +18.7% 2,245 3,004 +33.8% Net loan-loss provisions (515) (631) (614) (636) (642) +0.9% (515) (642) +24.8% Other gains (losses) and provisions (236) (342) (562) (488) (516) +5.7% (236) (516) +118.8% Profit before tax 1,494 1,199 1,384 1,405 1,846 +31.3% 1,494 1,846 +23.5% Consolidated profit 1,073 867 1,011 1,038 1,269 +22.3% 1,073 1,269 +18.2% Attributable profit 1,018 821 998 973 1,189 +22.2% 1,018 1,189 +16.8%

24 Europe (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 2,770 2,925 3,139 3,545 3,597 +1.5% 2,770 3,597 +29.8% Net fee income 1,148 1,156 1,121 1,049 1,168 +11.4% 1,148 1,168 +1.8% Gains (losses) on financial transactions and other 313 134 385 138 406 +193.9% 313 406 +29.6% Total revenue 4,231 4,214 4,645 4,731 5,171 +9.3% 4,231 5,171 +22.2% Operating expenses (2,024) (2,074) (2,110) (2,214) (2,167) -2.1% (2,024) (2,167) +7.1% Net operating income 2,207 2,140 2,535 2,517 3,004 +19.3% 2,207 3,004 +36.1% Net loan-loss provisions (511) (626) (611) (635) (642) +1.1% (511) (642) +25.7% Other gains (losses) and provisions (231) (337) (557) (481) (516) +7.2% (231) (516) +122.9% Profit before tax 1,465 1,176 1,367 1,401 1,846 +31.7% 1,465 1,846 +26.0% Consolidated profit 1,051 851 999 1,035 1,269 +22.6% 1,051 1,269 +20.7% Attributable profit 997 805 986 970 1,189 +22.5% 997 1,189 +19.2%

25 Spain (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 998 1,017 1,119 1,405 1,460 +4.0% 998 1,460 +46.4% Net fee income 745 730 697 646 752 +16.4% 745 752 +0.8% Gains (losses) on financial transactions and other 278 169 306 125 335 +168.5% 278 335 +20.5% Total revenue 2,021 1,916 2,121 2,175 2,547 +17.1% 2,021 2,547 +26.0% Operating expenses (972) (971) (997) (1,057) (1,014) -4.1% (972) (1,014) +4.3% Net operating income 1,049 945 1,124 1,118 1,533 +37.2% 1,049 1,533 +46.2% Net loan-loss provisions (391) (416) (421) (390) (415) +6.4% (391) (415) +6.0% Other gains (losses) and provisions (139) (144) (110) (147) (379) +158.5% (139) (379) +173.7% Profit before tax 519 385 593 581 739 +27.1% 519 739 +42.4% Consolidated profit 365 287 452 456 466 +2.2% 365 466 +27.8% Attributable profit 365 287 452 456 466 +2.2% 365 466 +27.7%

26 United Kingdom (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 1,192 1,227 1,277 1,297 1,283 -1.1% 1,192 1,283 +7.6% Net fee income 92 110 93 95 83 -12.8% 92 83 -10.4% Gains (losses) on financial transactions and other 7 6 28 (4) 2 — 7 2 -64.9% Total revenue 1,291 1,342 1,397 1,388 1,368 -1.4% 1,291 1,368 +6.0% Operating expenses (672) (677) (660) (677) (674) -0.5% (672) (674) +0.4% Net operating income 620 666 738 710 694 -2.3% 620 694 +12.0% Net loan-loss provisions (51) (74) (109) (82) (59) -27.2% (51) (59) +16.0% Other gains (losses) and provisions (66) (99) (88) (264) (92) -65.0% (66) (92) +40.2% Profit before tax 503 492 540 365 542 +48.6% 503 542 +7.9% Consolidated profit 375 361 402 257 395 +54.1% 375 395 +5.3% Attributable profit 375 361 402 257 395 +54.1% 375 395 +5.3%

27 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 1,129 1,178 1,237 1,276 1,283 +0.5% 1,129 1,283 +13.6% Net fee income 87 105 90 93 83 -11.5% 87 83 -5.4% Gains (losses) on financial transactions and other 7 6 27 (4) 2 — 7 2 -62.9% Total revenue 1,223 1,289 1,354 1,366 1,368 +0.2% 1,223 1,368 +11.8% Operating expenses (636) (650) (640) (667) (674) +1.1% (636) (674) +6.0% Net operating income 587 639 714 699 694 -0.7% 587 694 +18.2% Net loan-loss provisions (48) (71) (105) (80) (59) -26.0% (48) (59) +22.5% Other gains (losses) and provisions (62) (95) (86) (256) (92) -64.0% (62) (92) +48.0% Profit before tax 476 473 523 362 542 +49.8% 476 542 +13.9% Consolidated profit 356 346 390 255 395 +55.0% 356 395 +11.1% Attributable profit 356 346 390 255 395 +55.0% 356 395 +11.1%

28 United Kingdom (GBP mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 997 1,040 1,092 1,127 1,133 +0.5% 997 1,133 +13.6% Net fee income 77 93 80 82 73 -11.5% 77 73 -5.4% Gains (losses) on financial transactions and other 6 5 24 (4) 2 — 6 2 -62.9% Total revenue 1,080 1,138 1,195 1,206 1,208 +0.2% 1,080 1,208 +11.8% Operating expenses (562) (574) (565) (589) (595) +1.1% (562) (595) +6.0% Net operating income 518 564 631 617 613 -0.7% 518 613 +18.2% Net loan-loss provisions (43) (63) (93) (71) (52) -26.0% (43) (52) +22.5% Other gains (losses) and provisions (55) (84) (76) (226) (82) -64.0% (55) (82) +48.0% Profit before tax 420 418 462 320 479 +49.8% 420 479 +13.9% Consolidated profit 314 306 344 225 349 +55.0% 314 349 +11.1% Attributable profit 314 306 344 225 349 +55.0% 314 349 +11.1%

29 Portugal (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 170 171 175 231 261 +13.0% 170 261 +53.6% Net fee income 122 123 121 118 124 +5.0% 122 124 +1.6% Gains (losses) on financial transactions and other 41 (13) 23 13 20 +53.9% 41 20 -50.2% Total revenue 333 281 320 362 405 +11.8% 333 405 +21.8% Operating expenses (125) (125) (125) (126) (132) +5.2% (125) (132) +5.5% Net operating income 207 155 194 237 273 +15.4% 207 273 +31.7% Net loan-loss provisions (8) (3) 2 (8) (14) +75.3% (8) (14) +72.8% Other gains (losses) and provisions 15 (40) 1 23 1 -94.2% 15 1 -91.5% Profit before tax 215 112 196 252 261 +3.6% 215 261 +21.3% Consolidated profit 148 78 136 174 180 +3.3% 148 180 +21.2% Attributable profit 148 77 135 174 180 +3.5% 148 180 +21.4%

30 Poland (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 407 486 530 552 586 +6.2% 407 586 +43.8% Net fee income 138 130 135 125 145 +15.8% 138 145 +5.0% Gains (losses) on financial transactions and other (35) (37) 24 18 (2) — (35) (2) -94.6% Total revenue 511 579 690 695 729 +4.9% 511 729 +42.7% Operating expenses (166) (173) (171) (182) (197) +8.2% (166) (197) +19.0% Net operating income 345 406 519 512 531 +3.8% 345 531 +54.1% Net loan-loss provisions (64) (138) (88) (150) (151) +0.7% (64) (151) +138.1% Other gains (losses) and provisions (46) (60) (363) (85) (44) -47.8% (46) (44) -3.1% Profit before tax 236 208 68 277 336 +21.2% 236 336 +42.5% Consolidated profit 167 142 33 200 247 +23.6% 167 247 +48.3% Attributable profit 112 95 22 134 167 +24.0% 112 167 +48.6%

31 Poland (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 400 480 533 553 586 +6.0% 400 586 +46.6% Net fee income 135 128 136 126 145 +15.4% 135 145 +7.1% Gains (losses) on financial transactions and other (34) (37) 23 17 (2) — (34) (2) -94.5% Total revenue 501 572 692 696 729 +4.8% 501 729 +45.5% Operating expenses (163) (171) (172) (183) (197) +8.0% (163) (197) +21.3% Net operating income 338 401 520 513 531 +3.6% 338 531 +57.1% Net loan-loss provisions (62) (136) (89) (150) (151) +0.7% (62) (151) +142.7% Other gains (losses) and provisions (45) (59) (361) (86) (44) -48.3% (45) (44) -1.2% Profit before tax 231 206 71 277 336 +21.3% 231 336 +45.3% Consolidated profit 164 141 35 200 247 +23.7% 164 247 +51.1% Attributable profit 110 94 23 134 167 +24.1% 110 167 +51.4%

32 Poland (PLN mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 1,881 2,261 2,510 2,602 2,759 +6.0% 1,881 2,759 +46.6% Net fee income 637 605 641 591 682 +15.4% 637 682 +7.1% Gains (losses) on financial transactions and other (160) (172) 109 82 (9) — (160) (9) -94.5% Total revenue 2,359 2,693 3,260 3,275 3,432 +4.8% 2,359 3,432 +45.5% Operating expenses (766) (805) (810) (861) (930) +8.0% (766) (930) +21.3% Net operating income 1,593 1,889 2,451 2,415 2,502 +3.6% 1,593 2,502 +57.1% Net loan-loss provisions (294) (641) (417) (708) (713) +0.7% (294) (713) +142.7% Other gains (losses) and provisions (211) (279) (1,698) (403) (208) -48.3% (211) (208) -1.2% Profit before tax 1,088 968 335 1,304 1,581 +21.3% 1,088 1,581 +45.3% Consolidated profit 771 662 164 942 1,165 +23.7% 771 1,165 +51.1% Attributable profit 518 442 110 632 785 +24.1% 518 785 +51.4%

33 Other Europe (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 72 80 77 83 7 -91.8% 72 7 -90.6% Net fee income 56 69 79 68 65 -3.6% 56 65 +15.9% Gains (losses) on financial transactions and other 21 9 7 (13) 50 — 21 50 +138.9% Total revenue 149 158 164 138 122 -11.5% 149 122 -18.5% Operating expenses (125) (158) (179) (185) (150) -19.0% (125) (150) +19.7% Net operating income 24 1 (15) (47) (28) -41.0% 24 (28) — Net loan-loss provisions (1) (1) 3 (7) (3) -52.5% (1) (3) +196.8% Other gains (losses) and provisions (1) 1 (2) (15) (1) -92.7% (1) (1) -1.5% Profit before tax 22 1 (15) (70) (32) -53.6% 22 (32) — Consolidated profit 17 (0) (11) (49) (20) -58.8% 17 (20) — Attributable profit 17 1 (13) (48) (19) -60.0% 17 (19) —

34 Other Europe (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 74 80 74 80 7 -91.6% 74 7 -90.8% Net fee income 58 69 77 66 65 -1.3% 58 65 +12.9% Gains (losses) on financial transactions and other 21 9 7 (13) 50 — 21 50 +131.3% Total revenue 153 157 158 133 122 -8.5% 153 122 -20.5% Operating expenses (127) (157) (176) (182) (150) -17.7% (127) (150) +17.5% Net operating income 26 0 (17) (49) (28) -42.9% 26 (28) — Net loan-loss provisions (1) (1) 3 (7) (3) -52.5% (1) (3) +206.4% Other gains (losses) and provisions (1) 1 (2) (15) (1) -92.6% (1) (1) -1.3% Profit before tax 24 1 (17) (71) (32) -54.4% 24 (32) — Consolidated profit 18 (0) (13) (50) (20) -59.5% 18 (20) — Attributable profit 18 0 (14) (49) (19) -60.7% 18 (19) —

35 North America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 2,131 2,352 2,619 2,603 2,448 -5.9% 2,131 2,448 +14.9% Net fee income 443 494 513 508 521 +2.6% 443 521 +17.7% Gains (losses) on financial transactions and other 220 140 108 184 172 -6.8% 220 172 -22.1% Total revenue 2,795 2,986 3,240 3,295 3,141 -4.7% 2,795 3,141 +12.4% Operating expenses (1,260) (1,432) (1,546) (1,632) (1,500) -8.1% (1,260) (1,500) +19.0% Net operating income 1,535 1,554 1,694 1,663 1,641 -1.3% 1,535 1,641 +7.0% Net loan-loss provisions (439) (524) (703) (872) (808) -7.3% (439) (808) +84.2% Other gains (losses) and provisions (46) (19) (46) (7) (19) +175.4% (46) (19) -59.5% Profit before tax 1,050 1,011 945 784 815 +3.9% 1,050 815 -22.4% Consolidated profit 815 782 706 619 640 +3.4% 815 640 -21.5% Attributable profit 806 772 693 607 627 +3.3% 806 627 -22.2%

36 North America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 2,307 2,399 2,539 2,534 2,448 -3.4% 2,307 2,448 +6.1% Net fee income 488 512 505 500 521 +4.2% 488 521 +6.8% Gains (losses) on financial transactions and other 229 135 94 176 172 -2.7% 229 172 -24.9% Total revenue 3,024 3,046 3,138 3,211 3,141 -2.2% 3,024 3,141 +3.9% Operating expenses (1,361) (1,461) (1,499) (1,593) (1,500) -5.9% (1,361) (1,500) +10.2% Net operating income 1,663 1,585 1,640 1,618 1,641 +1.5% 1,663 1,641 -1.3% Net loan-loss provisions (478) (534) (683) (851) (808) -5.0% (478) (808) +69.2% Other gains (losses) and provisions (51) (20) (47) (5) (19) +274.6% (51) (19) -63.4% Profit before tax 1,135 1,030 910 762 815 +6.9% 1,135 815 -28.2% Consolidated profit 880 796 678 601 640 +6.5% 880 640 -27.3% Attributable profit 870 786 665 589 627 +6.5% 870 627 -27.9%

37 United States (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 1,378 1,499 1,669 1,594 1,465 -8.1% 1,378 1,465 +6.3% Net fee income 197 198 194 183 190 +3.4% 197 190 -3.6% Gains (losses) on financial transactions and other 236 157 139 180 173 -3.9% 236 173 -27.0% Total revenue 1,811 1,854 2,001 1,957 1,827 -6.6% 1,811 1,827 +0.9% Operating expenses (798) (883) (953) (964) (912) -5.3% (798) (912) +14.3% Net operating income 1,013 970 1,048 993 915 -7.9% 1,013 915 -9.7% Net loan-loss provisions (256) (338) (513) (637) (567) -10.9% (256) (567) +121.9% Other gains (losses) and provisions (19) 7 (5) (3) (2) -26.1% (19) (2) -90.5% Profit before tax 738 640 530 354 346 -2.3% 738 346 -53.2% Consolidated profit 583 507 399 294 300 +1.9% 583 300 -48.6% Attributable profit 583 507 399 294 300 +1.9% 583 300 -48.6%

38 United States (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 1,441 1,488 1,569 1,517 1,465 -3.4% 1,441 1,465 +1.7% Net fee income 206 196 180 174 190 +9.1% 206 190 -7.8% Gains (losses) on financial transactions and other 247 154 126 171 173 +1.1% 247 173 -30.2% Total revenue 1,894 1,838 1,876 1,861 1,827 -1.8% 1,894 1,827 -3.5% Operating expenses (835) (878) (895) (918) (912) -0.7% (835) (912) +9.3% Net operating income 1,060 960 981 943 915 -3.0% 1,060 915 -13.7% Net loan-loss provisions (267) (337) (491) (613) (567) -7.4% (267) (567) +112.2% Other gains (losses) and provisions (20) 8 (5) (2) (2) -19.0% (20) (2) -90.9% Profit before tax 772 631 485 328 346 +5.5% 772 346 -55.2% Consolidated profit 610 500 364 274 300 +9.6% 610 300 -50.8% Attributable profit 610 500 364 274 300 +9.6% 610 300 -50.8%

39 United States (USD mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 1,546 1,597 1,684 1,627 1,572 -3.4% 1,546 1,572 +1.7% Net fee income 221 210 193 186 203 +9.1% 221 203 -7.8% Gains (losses) on financial transactions and other 265 165 135 183 185 +1.1% 265 185 -30.2% Total revenue 2,032 1,972 2,012 1,997 1,960 -1.8% 2,032 1,960 -3.5% Operating expenses (895) (942) (960) (985) (979) -0.7% (895) (979) +9.3% Net operating income 1,137 1,030 1,052 1,012 981 -3.0% 1,137 981 -13.7% Net loan-loss provisions (287) (362) (527) (658) (609) -7.4% (287) (609) +112.2% Other gains (losses) and provisions (22) 9 (5) (2) (2) -19.0% (22) (2) -90.9% Profit before tax 828 677 520 351 371 +5.5% 828 371 -55.2% Consolidated profit 654 536 390 294 322 +9.6% 654 322 -50.8% Attributable profit 654 536 390 294 322 +9.6% 654 322 -50.8%

40 Mexico (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 753 853 950 1,009 983 -2.6% 753 983 +30.5% Net fee income 245 283 303 309 320 +3.6% 245 320 +30.3% Gains (losses) on financial transactions and other (17) (22) (37) (7) (2) -71.5% (17) (2) -88.3% Total revenue 982 1,115 1,216 1,311 1,300 -0.8% 982 1,300 +32.5% Operating expenses (432) (498) (537) (609) (540) -11.2% (432) (540) +25.1% Net operating income 549 617 679 702 760 +8.3% 549 760 +38.3% Net loan-loss provisions (183) (184) (188) (233) (239) +2.7% (183) (239) +30.6% Other gains (losses) and provisions (26) (26) (38) (3) (17) — (26) (17) -36.9% Profit before tax 340 407 452 466 504 +8.1% 340 504 +48.3% Consolidated profit 257 308 340 352 373 +5.9% 257 373 +44.9% Attributable profit 249 297 328 339 359 +5.8% 249 359 +44.2%

41 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 865 911 970 1,017 983 -3.4% 865 983 +13.6% Net fee income 282 303 308 310 320 +3.1% 282 320 +13.4% Gains (losses) on financial transactions and other (19) (23) (38) (6) (2) -66.5% (19) (2) -89.8% Total revenue 1,128 1,191 1,240 1,321 1,300 -1.6% 1,128 1,300 +15.3% Operating expenses (496) (532) (548) (615) (540) -12.1% (496) (540) +8.9% Net operating income 631 659 692 706 760 +7.6% 631 760 +20.4% Net loan-loss provisions (210) (196) (191) (235) (239) +1.6% (210) (239) +13.6% Other gains (losses) and provisions (30) (28) (40) (1) (17) — (30) (17) -45.1% Profit before tax 391 435 462 470 504 +7.3% 391 504 +29.1% Consolidated profit 296 329 348 355 373 +5.2% 296 373 +26.1% Attributable profit 286 318 335 342 359 +5.0% 286 359 +25.5%

42 Mexico (MXN mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 17,319 18,241 19,417 20,360 19,669 -3.4% 17,319 19,669 +13.6% Net fee income 5,641 6,061 6,170 6,210 6,400 +3.1% 5,641 6,400 +13.4% Gains (losses) on financial transactions and other (384) (466) (771) (116) (39) -66.5% (384) (39) -89.8% Total revenue 22,576 23,836 24,817 26,453 26,030 -1.6% 22,576 26,030 +15.3% Operating expenses (9,939) (10,646) (10,967) (12,313) (10,819) -12.1% (9,939) (10,819) +8.9% Net operating income 12,638 13,190 13,850 14,140 15,211 +7.6% 12,638 15,211 +20.4% Net loan-loss provisions (4,212) (3,919) (3,815) (4,709) (4,786) +1.6% (4,212) (4,786) +13.6% Other gains (losses) and provisions (606) (559) (793) (23) (332) — (606) (332) -45.1% Profit before tax 7,820 8,712 9,242 9,408 10,093 +7.3% 7,820 10,093 +29.1% Consolidated profit 5,921 6,591 6,962 7,098 7,465 +5.2% 5,921 7,465 +26.1% Attributable profit 5,724 6,362 6,709 6,841 7,184 +5.0% 5,724 7,184 +25.5%

43 Other North America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 0 (0) (0) 0 0 +87.7% 0 0 +23.8% Net fee income 1 13 17 16 12 -25.1% 1 12 — Gains (losses) on financial transactions and other 1 4 6 11 1 -91.7% 1 1 +81.1% Total revenue 2 17 23 28 14 -51.4% 2 14 — Operating expenses (30) (51) (56) (59) (47) -21.4% (30) (47) +57.6% Net operating income (28) (34) (33) (32) (33) +5.0% (28) (33) +19.0% Net loan-loss provisions 0 (1) (2) (3) (2) -25.7% 0 (2) — Other gains (losses) and provisions (0) (0) (2) (2) (0) -95.7% (0) (0) +35.2% Profit before tax (28) (36) (37) (36) (35) -1.5% (28) (35) +25.8% Consolidated profit (26) (33) (34) (27) (33) +20.8% (26) (33) +26.4% Attributable profit (26) (32) (34) (27) (32) +18.4% (26) (32) +22.2%

44 Other North America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 0 (0) (0) 0 0 +87.7% 0 0 +23.8% Net fee income 1 13 17 16 12 -25.1% 1 12 — Gains (losses) on financial transactions and other 1 4 6 11 1 -91.7% 1 1 +81.1% Total revenue 2 17 23 28 14 -51.4% 2 14 — Operating expenses (30) (51) (56) (59) (47) -21.4% (30) (47) +57.4% Net operating income (28) (34) (33) (32) (33) +5.0% (28) (33) +18.9% Net loan-loss provisions 0 (1) (2) (3) (2) -25.7% 0 (2) — Other gains (losses) and provisions (0) (0) (2) (2) (0) -95.7% (0) (0) +35.2% Profit before tax (28) (36) (37) (36) (35) -1.5% (28) (35) +25.6% Consolidated profit (26) (33) (34) (27) (33) +20.8% (26) (33) +26.3% Attributable profit (26) (32) (34) (27) (32) +18.5% (26) (32) +22.0%

45 South America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 3,037 3,390 3,411 3,141 3,163 +0.7% 3,037 3,163 +4.1% Net fee income 1,013 1,162 1,174 1,165 1,166 +0.0% 1,013 1,166 +15.1% Gains (losses) on financial transactions and other 145 185 95 106 75 -29.0% 145 75 -48.4% Total revenue 4,195 4,738 4,680 4,412 4,404 -0.2% 4,195 4,404 +5.0% Operating expenses (1,484) (1,669) (1,782) (1,740) (1,723) -0.9% (1,484) (1,723) +16.1% Net operating income 2,711 3,069 2,898 2,672 2,680 +0.3% 2,711 2,680 -1.1% Net loan-loss provisions (999) (1,335) (1,300) (1,408) (1,232) -12.5% (999) (1,232) +23.4% Other gains (losses) and provisions (151) (130) (107) (156) (201) +29.0% (151) (201) +32.9% Profit before tax 1,561 1,604 1,491 1,108 1,247 +12.5% 1,561 1,247 -20.1% Consolidated profit 1,052 1,215 1,082 865 898 +3.8% 1,052 898 -14.7% Attributable profit 900 1,046 938 774 790 +2.0% 900 790 -12.2%

46 South America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 3,035 3,093 3,133 3,273 3,163 -3.4% 3,035 3,163 +4.2% Net fee income 1,002 1,060 1,086 1,212 1,166 -3.8% 1,002 1,166 +16.4% Gains (losses) on financial transactions and other 180 224 151 46 75 +62.1% 180 75 -58.4% Total revenue 4,216 4,377 4,370 4,531 4,404 -2.8% 4,216 4,404 +4.4% Operating expenses (1,446) (1,511) (1,647) (1,841) (1,723) -6.4% (1,446) (1,723) +19.2% Net operating income 2,770 2,866 2,722 2,690 2,680 -0.4% 2,770 2,680 -3.3% Net loan-loss provisions (1,028) (1,268) (1,238) (1,386) (1,232) -11.1% (1,028) (1,232) +19.8% Other gains (losses) and provisions (140) (97) (81) (175) (201) +14.8% (140) (201) +43.8% Profit before tax 1,603 1,501 1,403 1,128 1,247 +10.6% 1,603 1,247 -22.2% Consolidated profit 1,075 1,143 1,031 885 898 +1.5% 1,075 898 -16.5% Attributable profit 915 976 887 792 790 -0.3% 915 790 -13.7%

47 Brazil (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 2,143 2,279 2,251 2,229 2,105 -5.5% 2,143 2,105 -1.7% Net fee income 743 857 812 884 817 -7.6% 743 817 +10.0% Gains (losses) on financial transactions and other 133 238 215 127 135 +6.4% 133 135 +1.2% Total revenue 3,019 3,374 3,278 3,240 3,057 -5.6% 3,019 3,057 +1.3% Operating expenses (930) (1,022) (1,058) (1,171) (1,080) -7.8% (930) (1,080) +16.2% Net operating income 2,089 2,352 2,220 2,069 1,977 -4.4% 2,089 1,977 -5.4% Net loan-loss provisions (852) (1,163) (1,150) (1,252) (1,034) -17.4% (852) (1,034) +21.4% Other gains (losses) and provisions (114) (43) (23) (79) (178) +125.4% (114) (178) +56.2% Profit before tax 1,123 1,146 1,047 738 765 +3.6% 1,123 765 -31.9% Consolidated profit 700 819 738 565 517 -8.6% 700 517 -26.2% Attributable profit 627 737 662 517 469 -9.3% 627 469 -25.2%

48 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 2,248 2,138 2,128 2,145 2,105 -1.9% 2,248 2,105 -6.4% Net fee income 779 808 767 852 817 -4.1% 779 817 +4.8% Gains (losses) on financial transactions and other 140 228 204 121 135 +11.2% 140 135 -3.6% Total revenue 3,167 3,174 3,100 3,118 3,057 -2.0% 3,167 3,057 -3.5% Operating expenses (975) (960) (1,002) (1,129) (1,080) -4.3% (975) (1,080) +10.7% Net operating income 2,192 2,214 2,097 1,990 1,977 -0.6% 2,192 1,977 -9.8% Net loan-loss provisions (894) (1,105) (1,091) (1,207) (1,034) -14.3% (894) (1,034) +15.7% Other gains (losses) and provisions (120) (36) (20) (76) (178) +133.6% (120) (178) +48.9% Profit before tax 1,179 1,073 986 707 765 +8.3% 1,179 765 -35.1% Consolidated profit 735 772 697 542 517 -4.7% 735 517 -29.7% Attributable profit 658 696 625 496 469 -5.5% 658 469 -28.7%

49 Brazil (BRL mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 12,527 11,912 11,859 11,953 11,731 -1.9% 12,527 11,731 -6.4% Net fee income 4,342 4,501 4,275 4,746 4,550 -4.1% 4,342 4,550 +4.8% Gains (losses) on financial transactions and other 780 1,272 1,139 677 752 +11.2% 780 752 -3.6% Total revenue 17,650 17,685 17,272 17,376 17,034 -2.0% 17,650 17,034 -3.5% Operating expenses (5,435) (5,350) (5,585) (6,289) (6,018) -4.3% (5,435) (6,018) +10.7% Net operating income 12,215 12,335 11,687 11,086 11,017 -0.6% 12,215 11,017 -9.8% Net loan-loss provisions (4,980) (6,157) (6,082) (6,723) (5,760) -14.3% (4,980) (5,760) +15.7% Other gains (losses) and provisions (666) (201) (111) (425) (992) +133.6% (666) (992) +48.9% Profit before tax 6,569 5,976 5,495 3,939 4,264 +8.3% 6,569 4,264 -35.1% Consolidated profit 4,094 4,301 3,884 3,020 2,878 -4.7% 4,094 2,878 -29.7% Attributable profit 3,668 3,876 3,483 2,764 2,614 -5.5% 3,668 2,614 -28.7%

50 Chile (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 483 554 402 332 371 +11.7% 483 371 -23.2% Net fee income 112 110 120 127 153 +20.7% 112 153 +36.8% Gains (losses) on financial transactions and other 55 43 55 56 82 +47.9% 55 82 +49.5% Total revenue 650 707 577 515 606 +17.8% 650 606 -6.7% Operating expenses (234) (255) (248) (244) (254) +4.4% (234) (254) +8.6% Net operating income 416 452 329 271 352 +29.9% 416 352 -15.4% Net loan-loss provisions (95) (110) (85) (108) (117) +8.5% (95) (117) +23.9% Other gains (losses) and provisions 1 (19) (0) 9 10 +6.1% 1 10 — Profit before tax 322 323 244 172 245 +42.0% 322 245 -24.2% Consolidated profit 267 292 227 169 212 +25.1% 267 212 -20.8% Attributable profit 188 204 160 126 150 +19.4% 188 150 -19.9%

51 Chile (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 503 573 433 358 371 +3.7% 503 371 -26.2% Net fee income 117 113 128 136 153 +12.9% 117 153 +31.4% Gains (losses) on financial transactions and other 57 44 59 59 82 +38.4% 57 82 +43.6% Total revenue 677 731 619 553 606 +9.7% 677 606 -10.4% Operating expenses (244) (264) (265) (261) (254) -2.4% (244) (254) +4.3% Net operating income 433 467 354 292 352 +20.5% 433 352 -18.7% Net loan-loss provisions (99) (114) (91) (116) (117) +1.5% (99) (117) +19.0% Other gains (losses) and provisions 1 (19) (0) 10 10 +1.7% 1 10 — Profit before tax 336 334 262 186 245 +31.3% 336 245 -27.2% Consolidated profit 278 302 244 183 212 +15.9% 278 212 -24.0% Attributable profit 195 211 172 136 150 +10.8% 195 150 -23.1%

52 Chile (CLP mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 437,644 498,964 376,457 311,342 322,790 +3.7% 437,644 322,790 -26.2% Net fee income 101,410 98,614 111,094 117,979 133,249 +12.9% 101,410 133,249 +31.4% Gains (losses) on financial transactions and other 49,773 38,455 51,362 51,664 71,478 +38.4% 49,773 71,478 +43.6% Total revenue 588,826 636,034 538,913 480,985 527,517 +9.7% 588,826 527,517 -10.4% Operating expenses (212,156) (229,397) (230,813) (226,805) (221,276) -2.4% (212,156) (221,276) +4.3% Net operating income 376,671 406,636 308,100 254,180 306,241 +20.5% 376,671 306,241 -18.7% Net loan-loss provisions (85,876) (99,311) (79,579) (100,650) (102,184) +1.5% (85,876) (102,184) +19.0% Other gains (losses) and provisions 1,288 (16,704) (254) 8,572 8,714 +1.7% 1,288 8,714 — Profit before tax 292,083 290,621 228,267 162,103 212,771 +31.3% 292,083 212,771 -27.2% Consolidated profit 242,277 262,963 212,199 159,001 184,239 +15.9% 242,277 184,239 -24.0% Attributable profit 169,969 183,357 149,468 118,008 130,735 +10.8% 169,969 130,735 -23.1%

53 Argentina (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 300 432 616 431 532 +23.5% 300 532 +77.4% Net fee income 121 143 182 97 137 +41.7% 121 137 +13.6% Gains (losses) on financial transactions and other (57) (117) (205) (108) (168) +56.1% (57) (168) +195.8% Total revenue 364 458 592 420 501 +19.4% 364 501 +37.8% Operating expenses (217) (260) (333) (178) (250) +40.4% (217) (250) +15.3% Net operating income 147 198 259 242 251 +3.9% 147 251 +70.9% Net loan-loss provisions (39) (33) (34) (26) (43) +63.4% (39) (43) +9.9% Other gains (losses) and provisions (38) (67) (81) (84) (30) -64.4% (38) (30) -20.5% Profit before tax 71 97 144 132 179 +35.9% 71 179 +153.4% Consolidated profit 60 86 88 91 140 +53.2% 60 140 +134.2% Attributable profit 59 86 88 91 139 +53.4% 59 139 +134.5%

54 Argentina (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 163 259 436 623 532 -14.7% 163 532 +226.5% Net fee income 66 86 132 168 137 -18.4% 66 137 +109.2% Gains (losses) on financial transactions and other (31) (69) (141) (164) (168) +2.3% (31) (168) +444.4% Total revenue 198 276 427 627 501 -20.1% 198 501 +153.6% Operating expenses (118) (157) (241) (307) (250) -18.7% (118) (250) +112.3% Net operating income 80 119 186 320 251 -21.5% 80 251 +214.5% Net loan-loss provisions (21) (20) (26) (43) (43) +0.3% (21) (43) +102.3% Other gains (losses) and provisions (21) (40) (58) (107) (30) -71.9% (21) (30) +46.2% Profit before tax 38 58 102 171 179 +4.6% 38 179 +366.4% Consolidated profit 32 52 65 122 140 +14.5% 32 140 +331.1% Attributable profit 32 52 65 122 139 +14.6% 32 139 +331.7%

55 Argentina (ARS mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 36,978 58,765 99,007 141,515 120,749 -14.7% 36,978 120,749 +226.5% Net fee income 14,875 19,625 29,856 38,139 31,111 -18.4% 14,875 31,111 +109.2% Gains (losses) on financial transactions and other (6,999) (15,773) (32,048) (37,240) (38,103) +2.3% (6,999) (38,103) +444.4% Total revenue 44,854 62,616 96,815 142,414 113,757 -20.1% 44,854 113,757 +153.6% Operating expenses (26,714) (35,664) (54,603) (69,729) (56,701) -18.7% (26,714) (56,701) +112.3% Net operating income 18,140 26,952 42,213 72,685 57,056 -21.5% 18,140 57,056 +214.5% Net loan-loss provisions (4,791) (4,601) (5,922) (9,665) (9,694) +0.3% (4,791) (9,694) +102.3% Other gains (losses) and provisions (4,654) (9,093) (13,151) (24,241) (6,806) -71.9% (4,654) (6,806) +46.2% Profit before tax 8,695 13,258 23,139 38,779 40,555 +4.6% 8,695 40,555 +366.4% Consolidated profit 7,352 11,724 14,774 27,675 31,692 +14.5% 7,352 31,692 +331.1% Attributable profit 7,326 11,698 14,743 27,588 31,627 +14.6% 7,326 31,627 +331.7%

56 Other South America (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 111 125 142 150 154 +3.3% 111 154 +38.9% Net fee income 38 52 62 58 59 +2.4% 38 59 +56.7% Gains (losses) on financial transactions and other 13 22 29 31 26 -16.5% 13 26 +90.0% Total revenue 162 199 233 238 239 +0.5% 162 239 +47.3% Operating expenses (104) (132) (144) (147) (139) -5.4% (104) (139) +34.4% Net operating income 59 67 89 91 100 +10.2% 59 100 +70.0% Net loan-loss provisions (13) (28) (30) (22) (38) +70.2% (13) (38) +188.8% Other gains (losses) and provisions (1) (1) (3) (2) (3) +55.6% (1) (3) +230.4% Profit before tax 45 37 56 66 59 -11.3% 45 59 +31.9% Consolidated profit 25 18 28 40 30 -24.4% 25 30 +20.0% Attributable profit 25 19 28 40 31 -22.3% 25 31 +24.4%

57 Other South America (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 120 123 136 146 154 +5.7% 120 154 +28.2% Net fee income 40 52 59 57 59 +3.8% 40 59 +46.7% Gains (losses) on financial transactions and other 14 21 28 30 26 -13.2% 14 26 +88.9% Total revenue 174 196 224 233 239 +2.8% 174 239 +37.2% Operating expenses (109) (130) (139) (145) (139) -3.7% (109) (139) +28.0% Net operating income 65 66 85 88 100 +13.7% 65 100 +52.5% Net loan-loss provisions (14) (28) (29) (22) (38) +75.5% (14) (38) +162.3% Other gains (losses) and provisions (1) (1) (3) (2) (3) +60.9% (1) (3) +176.4% Profit before tax 50 36 52 64 59 -8.4% 50 59 +18.0% Consolidated profit 29 17 25 38 30 -21.4% 29 30 +3.1% Attributable profit 29 18 25 39 31 -19.2% 29 31 +6.9%

58 Digital Consumer Bank (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 1,020 1,012 1,000 990 1,029 +4.0% 1,020 1,029 +0.9% Net fee income 206 219 204 215 191 -11.1% 206 191 -7.3% Gains (losses) on financial transactions and other 86 30 111 177 123 -30.6% 86 123 +43.1% Total revenue 1,312 1,261 1,315 1,382 1,343 -2.8% 1,312 1,343 +2.4% Operating expenses (645) (603) (605) (609) (659) +8.3% (645) (659) +2.3% Net operating income 667 658 709 773 684 -11.5% 667 684 +2.5% Net loan-loss provisions (148) (139) (142) (115) (193) +68.5% (148) (193) +30.4% Other gains (losses) and provisions (17) (11) 4 (3) (43) — (17) (43) +151.8% Profit before tax 502 508 572 655 447 -31.7% 502 447 -10.8% Consolidated profit 391 385 426 485 337 -30.5% 391 337 -13.9% Attributable profit 282 290 336 400 244 -39.1% 282 244 -13.5%

59 Digital Consumer Bank (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 999 994 984 982 1,029 +4.8% 999 1,029 +3.0% Net fee income 205 218 203 214 191 -10.9% 205 191 -6.9% Gains (losses) on financial transactions and other 84 30 110 175 123 -29.6% 84 123 +45.8% Total revenue 1,289 1,242 1,298 1,371 1,343 -2.0% 1,289 1,343 +4.2% Operating expenses (634) (594) (597) (608) (659) +8.4% (634) (659) +3.9% Net operating income 654 648 700 763 684 -10.4% 654 684 +4.5% Net loan-loss provisions (144) (138) (139) (115) (193) +67.4% (144) (193) +34.1% Other gains (losses) and provisions (17) (11) 4 (3) (43) — (17) (43) +161.5% Profit before tax 494 500 565 645 447 -30.6% 494 447 -9.3% Consolidated profit 384 379 421 477 337 -29.4% 384 337 -12.4% Attributable profit 276 284 330 393 244 -37.9% 276 244 -11.6%

60 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income (172) (181) (157) (142) (52) -63.6% (172) (52) -69.9% Net fee income (3) 2 (2) (16) (3) -78.8% (3) (3) +8.7% Gains (losses) on financial transactions and other (126) (267) (259) (163) (69) -57.6% (126) (69) -45.0% Total revenue (301) (446) (418) (322) (124) -61.3% (301) (124) -58.7% Operating expenses (87) (92) (93) (100) (95) -5.2% (87) (95) +8.8% Net operating income (388) (538) (511) (422) (219) -48.0% (388) (219) -43.5% Net loan-loss provisions (1) (4) 2 13 3 -77.5% (1) 3 — Other gains (losses) and provisions (48) (34) (35) (56) (44) -21.9% (48) (44) -8.2% Profit before tax (437) (577) (544) (465) (260) -44.0% (437) (260) -40.5% Consolidated profit (462) (577) (543) (466) (279) -40.2% (462) (279) -39.7% Attributable profit (462) (577) (543) (466) (279) -40.2% (462) (279) -39.7%

61 Retail Banking (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 8,112 8,635 9,058 9,050 8,977 -0.8% 8,112 8,977 +10.7% Net fee income 1,807 1,982 1,968 1,896 1,901 +0.2% 1,807 1,901 +5.2% Gains (losses) on financial transactions and other 184 (45) (18) 45 (98) — 184 (98) — Total revenue 10,103 10,572 11,008 10,991 10,779 -1.9% 10,103 10,779 +6.7% Operating expenses (4,392) (4,621) (4,764) (4,775) (4,755) -0.4% (4,392) (4,755) +8.3% Net operating income 5,711 5,952 6,244 6,216 6,024 -3.1% 5,711 6,024 +5.5% Net loan-loss provisions (2,113) (2,624) (2,726) (2,748) (2,898) +5.5% (2,113) (2,898) +37.2% Other gains (losses) and provisions (418) (454) (671) (584) (717) +22.8% (418) (717) +71.7% Profit before tax 3,180 2,873 2,847 2,884 2,409 -16.5% 3,180 2,409 -24.3% Consolidated profit 2,321 2,208 2,107 2,199 1,763 -19.8% 2,321 1,763 -24.0% Attributable profit 2,064 1,954 1,917 1,998 1,552 -22.3% 2,064 1,552 -24.8%

62 Retail Banking (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 8,198 8,364 8,710 9,042 8,977 -0.7% 8,198 8,977 +9.5% Net fee income 1,818 1,915 1,900 1,928 1,901 -1.4% 1,818 1,901 +4.6% Gains (losses) on financial transactions and other 220 (0) 29 (19) (98) +425.3% 220 (98) — Total revenue 10,236 10,279 10,639 10,951 10,779 -1.6% 10,236 10,779 +5.3% Operating expenses (4,391) (4,472) (4,584) (4,825) (4,755) -1.5% (4,391) (4,755) +8.3% Net operating income 5,845 5,807 6,054 6,126 6,024 -1.7% 5,845 6,024 +3.1% Net loan-loss provisions (2,173) (2,562) (2,643) (2,711) (2,898) +6.9% (2,173) (2,898) +33.4% Other gains (losses) and provisions (405) (417) (641) (595) (717) +20.5% (405) (717) +76.9% Profit before tax 3,267 2,828 2,770 2,820 2,409 -14.6% 3,267 2,409 -26.3% Consolidated profit 2,386 2,184 2,062 2,145 1,763 -17.8% 2,386 1,763 -26.1% Attributable profit 2,124 1,931 1,871 1,944 1,552 -20.2% 2,124 1,552 -27.0%

63 Corporate & Investment Banking (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 783 929 916 919 838 -8.8% 783 838 +7.0% Net fee income 529 500 489 464 619 +33.4% 529 619 +17.0% Gains (losses) on financial transactions and other 456 406 567 420 749 +78.4% 456 749 +64.4% Total revenue 1,768 1,835 1,973 1,803 2,206 +22.4% 1,768 2,206 +24.8% Operating expenses (618) (673) (755) (856) (738) -13.8% (618) (738) +19.4% Net operating income 1,149 1,162 1,218 946 1,468 +55.1% 1,149 1,468 +27.7% Net loan-loss provisions 15 11 (10) (265) 28 — 15 28 +89.8% Other gains (losses) and provisions (23) (35) (22) (50) (36) -28.0% (23) (36) +58.1% Profit before tax 1,141 1,138 1,186 631 1,460 +131.2% 1,141 1,460 +27.9% Consolidated profit 817 821 871 489 1,041 +112.8% 817 1,041 +27.5% Attributable profit 765 772 822 457 976 +113.6% 765 976 +27.6%

64 Corporate & Investment Banking (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 781 883 859 959 838 -12.7% 781 838 +7.2% Net fee income 532 484 472 469 619 +31.8% 532 619 +16.4% Gains (losses) on financial transactions and other 458 391 557 417 749 +79.6% 458 749 +63.6% Total revenue 1,771 1,758 1,888 1,846 2,206 +19.5% 1,771 2,206 +24.6% Operating expenses (626) (659) (732) (858) (738) -13.9% (626) (738) +18.0% Net operating income 1,145 1,099 1,157 988 1,468 +48.5% 1,145 1,468 +28.1% Net loan-loss provisions 14 12 (7) (258) 28 — 14 28 +101.3% Other gains (losses) and provisions (24) (35) (22) (50) (36) -27.4% (24) (36) +53.1% Profit before tax 1,136 1,076 1,128 680 1,460 +114.6% 1,136 1,460 +28.5% Consolidated profit 805 769 827 535 1,041 +94.6% 805 1,041 +29.3% Attributable profit 753 720 778 502 976 +94.5% 753 976 +29.7%

65 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 131 167 227 322 413 +28.3% 131 413 +216.3% Net fee income 322 333 328 309 309 -0.2% 322 309 -4.1% Gains (losses) on financial transactions and other 121 118 134 123 108 -11.9% 121 108 -10.4% Total revenue 573 619 689 754 830 +10.0% 573 830 +44.8% Operating expenses (248) (257) (267) (281) (278) -0.8% (248) (278) +12.2% Net operating income 325 361 422 473 551 +16.5% 325 551 +69.6% Net loan-loss provisions 1 (7) (9) 2 1 -43.2% 1 1 +82.1% Other gains (losses) and provisions (8) (12) (6) (10) (23) +130.0% (8) (23) +175.7% Profit before tax 317 343 406 465 529 +13.8% 317 529 +66.9% Consolidated profit 245 268 311 357 396 +10.7% 245 396 +61.1% Attributable profit 230 252 294 342 377 +10.2% 230 377 +63.8%

66 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 130 162 221 321 413 +28.5% 130 413 +217.8% Net fee income 326 327 318 311 309 -0.8% 326 309 -5.4% Gains (losses) on financial transactions and other 124 121 134 120 108 -9.7% 124 108 -13.0% Total revenue 580 611 673 752 830 +10.3% 580 830 +42.9% Operating expenses (253) (254) (260) (279) (278) -0.1% (253) (278) +10.2% Net operating income 328 357 413 473 551 +16.4% 328 551 +68.2% Net loan-loss provisions 1 (7) (9) 2 1 -43.1% 1 1 +50.6% Other gains (losses) and provisions (8) (11) (6) (10) (23) +131.0% (8) (23) +176.9% Profit before tax 320 338 398 465 529 +13.7% 320 529 +65.3% Consolidated profit 248 266 304 357 396 +10.8% 248 396 +59.5% Attributable profit 232 249 288 342 377 +10.4% 232 377 +62.2%

67 PagoNxt (EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 2 3 6 11 9 -13.8% 2 9 +432.4% Net fee income 157 222 231 270 218 -19.2% 157 218 +38.8% Gains (losses) on financial transactions and other 3 11 19 18 16 -9.2% 3 16 +420.2% Total revenue 162 236 257 299 244 -18.4% 162 244 +50.3% Operating expenses (190) (258) (281) (296) (278) -6.1% (190) (278) +46.2% Net operating income (28) (22) (24) 3 (34) — (28) (34) +22.3% Net loan-loss provisions (3) (9) (13) (20) (6) -68.4% (3) (6) +139.2% Other gains (losses) and provisions (1) (3) (12) (10) (2) -76.7% (1) (2) +131.8% Profit before tax (31) (33) (49) (27) (43) +57.6% (31) (43) +35.7% Consolidated profit (53) (48) (64) (39) (57) +47.7% (53) (57) +8.9% Attributable profit (54) (50) (69) (42) (55) +30.6% (54) (55) +3.0%

68 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q1'23 / Q4'22 Q1'22 Q1'23 Q1'23 / Q1'22 Net interest income 2 3 6 10 9 -11.0% 2 9 +416.3% Net fee income 167 218 226 267 218 -18.2% 167 218 +30.7% Gains (losses) on financial transactions and other 3 10 19 17 16 -7.5% 3 16 +368.5% Total revenue 172 231 252 295 244 -17.3% 172 244 +41.5% Operating expenses (195) (255) (278) (295) (278) -5.8% (195) (278) +42.2% Net operating income (23) (23) (26) (0) (34) — (23) (34) +47.3% Net loan-loss provisions (3) (8) (13) (20) (6) -67.7% (3) (6) +127.8% Other gains (losses) and provisions (1) (3) (12) (9) (2) -75.3% (1) (2) +122.8% Profit before tax (27) (34) (51) (29) (43) +46.4% (27) (43) +58.6% Consolidated profit (50) (48) (65) (40) (57) +42.8% (50) (57) +15.0% Attributable profit (51) (50) (69) (44) (55) +26.7% (51) (55) +8.4%

69 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

70 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ AuM: Assets under Management ❑ BFG: Deposit Guarantee Fund in Poland ❑ bn: Billion ❑ Bps: basis points ❑ CBR: Combined buffer requirement ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Bank ❑ CoR: Cost of credit / cost of risk ❑ Covid-19: Coronavirus Disease 19 ❑ DGF: Deposit guarantee fund ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FX: Foreign exchange ❑ EPS: Earning per share ❑ ESG: Environmental, social and governance ❑ FY: Full year ❑ HTC: Held to collect ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LE: Leverage exposure ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ MDA: Maximum distributable amount ❑ mn: million ❑ MREL: Minimum requirement for own funds for eligible liabilities ❑ NII: Net interest income ❑ NIM: Net interest margin ❑ NPL: Non-performing loans ❑ NPS: Net promoter score ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ PoS: Point of Sale ❑ Pp: percentage points ❑ PPP: Pre-provision profit ❑ QoQ: Quarter-on-Quarter ❑ Repos: Repurchase agreements ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ SAM: Santander Asset Management ❑ SBNA: Santander Bank NA ❑ SCIB: Santander Corporate & Investment Banking ❑ SC USA: Santander Consumer USA ❑ SME: Small and Medium Enterprises ❑ SRF: Single Resolution Fund ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss absorbing capacity ❑ TNAV: Tangible net asset value ❑ UX: User experience ❑ YoY: Year-on-Year ❑ YTD: Year to date ❑ WM&I: Wealth Management & Insurance

71 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES ✓ Loans: Gross loans and advances to customers (excl. reverse repos) ✓ Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    25 April 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer